

February 6, 2015

<u>Via E-Mail</u>
Mr. Jack Kopnisky
President and Chief Executive Officer
Sterling Bancorp
400 Rella Blvd.
Montebello, New York 10901

Re: Sterling Bancorp
Amendment No.1 to Registration Statement on Form S-4
Filed January 23, 2015
File No. 333-200915

Dear Mr. Kopnisky:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>
1. We acknowledge your response to comments 1, 2 and 3 of our letter to you dated January 8, 2015. Please revise the disclosure on page 94 to include projections set forth in the materials based on material nonpublic information provided by either company including, but not limited to, the following:
    * information on pages 21, 28 and 29 of the materials of Keefe Bruyette and Woods;
    * information on pages 16, 20 and 25 of the materials of RBC Capital Markets; and
    * information on pages 25 and 26 of the materials of Jefferies.
   Please add a cross reference in the summary to this information on pages 93-95.

Mr. Jack Kopnisky
Sterling Bancorp
February 6, 2015
Page 2

Front Cover Page of Prospectus/Proxy Statement
2. We acknowledge your response to comment 4 of our letter to you dated January 8,
    2015. To minimize confusion, please revise the second paragraph to use the same
    stock price for determining the aggregate value of consideration being offered for all
    outstanding shares of Hudson Valley Holdings Corp. (for which you use a price of
    $25.79) as for additional amounts being paid directly or indirectly to officers and
    directors as part of the merger (for which you use a price of $25.63). Provide similar
    detail in the document.

Summary
3. Please add a separate section after the first section on page 1, summarizing the
    "Hudson Valley merger-related compensation proposal" that is one of the three
    matters that is being put a vote of shareholders of Hudson Valley. Please list each of
    the components of the proposal. Please add a cross reference to a more detailed
    description.

Summary, Opinion of Hudson Valley's Financial Advisor, page 10
4. We acknowledge your response to comment 4 of our letter to you dated January 8,
    2015. As we requested, please disclose the years (2012-2013) in which KBW had
    been retained by Sterling to act as its financial advisor in its October 2013 merger
    with Provident New York Bancorp.

Background of the Merger, page 55
5. Please revise the first paragraph on page 56 to disclose whether in July 2014 before
    the Board of Hudson Valley voted to retain KBW they were advised that KBW had
    served as financial advisor to Sterling in connection with its October 2013 merger
    with Provident New York Bancorp. We note Sterling had paid KBW over $2 million
    in fees and expenses. Please disclose when KBW ceased to be an advisor or
    consultant to Sterling

6. Please revise the last paragraph on page 56 to disclose the reasons why the Board
    only contacted two financial institutions after receiving only one "preliminary written
    indication of interest" which was from Sterling.   Disclose the role of KBW in this
    decision and the extent to which KBW made any recommendations. Please revise the
    last sentence of the paragraph which is on age 57 to identify the "potential benefits"
    and the "risks" of contacting more institutions to which you refer.

7. We acknowledge your response to comment 18 of our letter to you dated January 8,
    2015. Please revise your discussion in the second paragraph on page 57 to explain
    the reason the Hudson Valley Board rejected the indication of interest from Bank A

based on the "potential for appreciation" in its stock when Bank A's indication of interest was "flexible" in the extent which it would pay cash.

8. We acknowledge your response to comment 19 of our letter to you dated January 8, 2015. Please revise your discussion in the fourth paragraph on page 59 to quantify the "dilutive effect" of paying for equity awards in cash instead of stock compared to the dilutive effect of paying for the shares of all shareholders with stock of Sterling.

9. Please revise your discussion in the third paragraph on page 58 to explain why after public disclosure of Hudson Valley exploring a sale, the Board's decided to "complete the process as quickly as possible." Identify "adverse effects" to which you refer.

Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D

10. We acknowledge your response to comment 23 of our letter to you dated January 8, 2015. The fairness opinion includes a limitation on reliance by shareholders in second to last paragraph on page D-5 ("This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose. . . .") Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Fairness Opinion of Jeffries LLC to the Board of Directors of sterling Bancorp, Appendix E

11. Please delete the header on page 1 that states the document is "CONFIDENTIAL." Please tell us why the fairness opinion is not on the letterhead of Jefferies.

Exhibits

12. We acknowledge your response to comment 23 of our letter to you dated January 8, 2015. Consistent with Item 506(b)(10)(ii)(A) of Regulation S-K, please revise the exhibit index to include each agreement related to the Hudson Valley Merger-related compensation proposal which is one of the subjects of the Form S-4 for which the vote of Hudson Valley shareholders is being sought.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact or David Irving at (202) 551-3321 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Senior Counsel